8870 Rixlew Lane, Suite 201
Manassas, Virginia 20109

May 7, 2001

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Delaying Amendment to PACEL Corp. Registration Statement on Form SB-2 (File No. 333-59552)

Dear Ms. Jacobs:

            This letter is to amend the registration statement on Form SB-2, which was filed by PACEL Corp. on April 25, 2001 (CIK No. 0001044490, Accession No. 0000927089-01-500174) to include the delaying amendment required by Rule 473 of the Securities Act of 1933, as amended.

            The registrant hereby amends its registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Sincerely, /s/ David E. Calkins David E. Calkins, President